

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Paul B. Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

> **Re: TeraWulf Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed March 8, 2024**
> **File No. 333-274788**

Dear Paul B. Prager:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-3

General

1. We note that in this amendment, the aggregate amount of common shares being offered does not reconcile with the amount reflected in your fee table. Please reconcile.

Prospectus Summary
Business Overview, page 4

2. Please revise the table headed "Cost of mining - Analysis of costs to mine one bitcoin" at pages 7 – 8 to account for your mining equipment depreciation expenses in recent periods, consistent with your revised narrative disclosures regarding the same in response to comment 1.

Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets